UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8677
Report For Period: January 1, 2003 to March 31, 2003



In the Matter of:

AEP TEXAS CENTRAL COMPANY
  (formerly known as CENTRAL POWER AND LIGHT COMPANY)

AEP UTILITIES, INC.
  (formerly known as CENTRAL AND SOUTH WEST CORPORATION)



      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)] a subsidiary of AEP Utilities, Inc. [formerly known as Central and South West Corporation (CSW)]. Under HCAR 35-26390 dated October 13, 1995, it is required that CPL file quarterly reports with respect to the obligations relative to pollution control revenue bonds issued by Nueces County Navigation District #1 (Nueces) and/or Guadalupe-Blanco River Authority, Texas (Guadalupe). The following information is provided for the Nueces and/or Guadalupe pollution control revenue bonds for each cap and collar position that has been open at any time during the quarter: 1) the transaction date, 2) the type of transaction 3) the notional principal amount, 4) a description of the material terms of the transaction, including a) the maturity or termination date of each transaction and b) the cap strike rate or the ceiling and floor strike rate for a collar, 5) the name of the counterparty 6) the market value of all open positions as of the end of such quarter, and 7) any gains and losses realized from liquidation during such quarter of any position. This report covers the period January 1, 2003 through March 31, 2003.


      No cap or collar position has been open during the reporting period.




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                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, AEP Texas Central Company has duly caused this report to be signed on its behalf on this 4th day of April, 2003.

                AEP Texas Central Company
                   (formerly known as Central Power and Light Company)



                      /s/ Armando Pena
                     --------------------
                      Armando Pena
                      Treasurer